

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2017

<u>Via E-mail</u>
Thomas P. Hunt, Esq.
Executive Vice President, Chief Administrative Officer and General Counsel
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, Florida  33487

> **Re:** **SBA Communications Corporation**
> **Registration Statement on Form S-4**
> **Filed May 10, 2017**
> **File No. 333-217841**

Dear Mr. Hunt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Staff Attorney
Office of Real Estate and
Commodities

cc:    Kara L. MacCullough, Esq.
         Greenberg Traurig, P.A.
         Via E-mail